

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

      Re: **Perfumania Holdings, Inc.**
              Item 4.01 Form 8-K
              Filed July 20, 2010
              File No. 0-19714

Dear Ms. Dellomo:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief